Via Facsimile and U.S. Mail
Mail Stop 6010

April 13, 2009

Mr. Steven Koehler
Vice President and Controller
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

> **Re:** **Schering-Plough Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-06571**

Dear Mr. Koehler:

We have reviewed your filing and have the following comments.   In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Information about the Merck/Schering-Plough Joint Venture, page 7

1. We note that you are engaged in a joint venture with Merck & Co., Inc. in relation to the development and commercialization of two cholesterol lowering drugs, VYTORIN and ZETIA. Please revise your disclosure to provide a full description of the material terms of your joint venture with Merck, to the extent

this information has not been previously redacted by an appropriate grant of confidential treatment by the Division of Corporation Finance. In particular, please quantify and describe the amounts paid to date, aggregate potential milestones, royalty provisions, profit sharing provisions and expiration provisions under your agreement.

Information About the Centocor Licenses, page 8

2. We note that you have entered into agreements with Centocor, Inc. in relation to the licensing and manufacturing of REMICADE. Please revise your disclosure to provide a full description of the material terms of your agreements with Centocor, to the extent this information has not been previously redacted by an appropriate grant of confidential treatment by the Division of Corporation Finance. In particular, please quantify and describe the amounts paid to date, aggregate potential milestones, royalty provisions, profit sharing provisions and expiration provisions under your agreement. Please be advised that it appears the grant of confidential treatment with respect to the original Distribution Agreement with Centocor, dated April 3, 1998, has expired.

Patents, Trademarks and Other Intellectual Property Rights, page 11

3. We note that you have described certain of your patents and patent applications as being of material importance to your company's ongoing operations. Please revise your disclosure to identify and describe all material patents and patent applications. In addition, please revise your disclosure to include the expiration date for each of your material patents.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Bryan Pitko at (202) 551-3203 or Daniel Greenspan at (202) 551-3623 with any questions. In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler,
Assistant Director